NO ACT

P.E. 01/15/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 21 2016

Washington, DC 20549

March 21, 2016

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-21-16

Re: Chevron Corporation
Incoming letter dated January 15, 2016

Dear Ms. Ising:

This is in response to your letter dated January 15, 2016 concerning the shareholder proposal submitted to Chevron by the International Brotherhood of Teamsters General Fund; the Ursuline Sisters of Tildonk, U.S. Province; and the Shareholder Association for Research & Education on behalf of the Fonds de solidarité des travailleurs du Québec. We also have received a letter from the proponents dated February 9, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Louis Malizia
International Brotherhood of Teamsters
lmalizia@teamster.org

16004323

March 21, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 15, 2016

The proposal requests that the board make available a report consistent with the full scope and contents outlined in the U.S. State Department's Reporting Requirements on Responsible Investment in Burma on the company's operations in Burma.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Chevron is legally required to report to the Department of State as set forth in the Department of State's Reporting Requirements on Responsible Investment in Burma. We further note your representation that this report will be made available prior to Chevron's 2016 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Chevron relies.

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MERCY INVESTMENT SERVICES, INC

SHARE
SHAREHOLDER ASSOCIATION *for* RESEARCH & EDUCATION

International Brotherhood of Teamsters

February 9, 2016

VIA EMAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: *Shareholder proposal submitted to Chevron Corporation by the International Brotherhood of Teamsters General Fund, the Ursuline Sisters of Tildonk & U.S. Province and the Fonds de solidarité des travailleurs du Québec*

Ladies and Gentlemen,

By letter dated January 15, 2016, Chevron Corporation ("Chevron" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Chevron omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Teamsters General Fund, the Ursuline Sisters of Tildonk, U.S. province and the Fonds de solidarité des travailleurs du Québec (the "Proponents").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Chevron.

The Proposal requests that Chevron make available a report in 2016, omitting proprietary information and at reasonable cost, consistent with the full scope and contents outlined in the U.S. State Department's *Reporting Requirements and Responsible Investment in Burma* on the Company's operations in Burma.

Chevron claims that it may exclude the Proposal in reliance on Rule 14-8(i)(10) because it has substantially implemented the proposal and, pursuant to 14a-8(i)(3) claiming the proposal to be impermissibly vague and indefinite.

The Proponents dispute the Company's arguments for reasons explained below.

The Proposal Has Not Been Substantially Implemented

The Proposal calls on Chevron to make a report available (presumably via the Company's website, but this is left to Chevron's discretion) regarding its operations in Burma. It asks the report be consistent with the contents and scope of the U.S. State Department ("State") *Reporting Requirements and Responsible Investment in Burma* but it does not limit the scope and content to that which is strictly in the government mandated reporting. This annual reporting required by State has two versions – one that goes directly to the federal government and one that is available to the general public. State allows U.S. companies to omit answers on the public report to what the Proponents believe are critical questions for shareholders who are concerned with risks associated in doing business in Burma. These omissions include the answers to questions: (8) contact information for the report drafter; (9) information about communications with military groups; and (10) information regarding risks and risk prevention and mitigation steps relating to human rights, worker rights, anti-corruption, and/or environmental issues.

The Proponents fully expect Chevron to comply with the State mandated reporting requirements. This report has yet to be published and the Proponents believe the omissions allowed by State from the Company's public report represent information that shareholders would find useful for their assessment of how the Company is mitigating risks associated with investment and operations in Burma. Chevron in its January 15th letter goes on to state "the Company's Public Report is not expected to include information on questions (8)-(10)." Burma's history over the past five decades is rife with instances of human rights abuse, military coups, ethnic armed conflict, corruption and environmental degradation. As reporting on these issues are voluminous, the Proponents have attached a citation list providing recent examples in Appendix I.

The Proposal is not Impermissibly Vague and Indefinite so as to be Inherently Misleading

The Proposal is precatory and does not force Chevron or its Board of Directors to follow its request. It is also discretionary in nature, allowing the Company to report to stakeholders what is in its State mandated report plus other information regarding its investment and operations in Burma. It could include decision making processes, oversight policies and practices, interactions with government, military, Burmese communities, etc. The Proponents acknowledge the Company's need to keep certain information proprietary and to keep costs from becoming burdensome.

The Company claims it does not know what the Proposal is asking when it calls for "a report" on "the full scope and contents outlined in the [Reporting Requirements]." It claims it does not know if the Proponents are referring to the Myanmar Oil and Gas Enterprise Investment Notification, the State Department's government report as well as the State mandated public report. The Proponents believe the language of the resolved clause is clear asking for Chevron to furnish a report *consistent with the scope and content* information provided to the State Department. The key word is *consistent.* It is well within the Company's ability to publish a report that while consistent with the State Department requirements, also provides more data and analysis to its shareholders.

For the foregoing reasons, the Proponents believe that the relief sought in Chevron's no action letter should not be granted.

If you have any questions, please feel free to contact Louis Malizia, Assistant Director—Teamsters Capital Strategies Department at -- (202) 624-6930, or via e-mail at -- Lmalizia@teamster.org.

Sincerely,

Valerie Heinonen, o.s.u.

Sister Valerie Heinonen, o.s.u.
Mercy Investment Services Inc.

Louis Malizia

Louis Malizia, Assistant Director, International Brotherhood of Teamsters--Capital Strategies

Kevin Thomas
Director of Shareholder Engagement, SHARE

VH/LM/KT

cc: Christopher A. Butner, Chevron Corporation
Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

Appendix I

McDonald, Marc, "Rights Groups Assail U.S. Decision on Myanmar," *The New York Times,* July 12, 2012.

AFP, "Dozens of Workers Buried Alive as Landslide Collapses Myanmar Jade Mine," *F. World*, December 26, 2015. http://www.firstpost.com/world/dozens-of-workers-buried-alive-as-landslide-collapses-myanmar-jade-mine-2560564.html

Mathieson, David Scott, "Dispatches: Impunity for Sexual Violence in Burma's Kachin Conflict," *Human Rights Watch*, January 21, 2016. https://www.hrw.org/news/2016/01/21/dispatches-impunity-sexual-violence-burmas-kachin-conflict

Aung, San Yamin, "The Would-be Leaders of Burma's New Parliament," *The Irrawaddy*, January 23, 2016. http://www.irrawaddy.com/burma/the-would-be-leaders-of-burmas-new-parliament.html

Aung, San Yamin, "The Labyrinthine Legacy of President Thein Sein," *The Irrawaddy*, January 29, 2016. http://www.irrawaddy.com/burma/the-labyrinthine-legacy-of-president-thein-sein.html

Zaw, John, "Hard-line Buddhists Call for Political Control in Rakhine," *UCA News*, January 29, 2016. http://www.ucanews.com/news/hard-line-buddhists-call-for-political-control-in-rakhine/75084

Cho, Phyo Thitha, "Burma's All-Powerful 'GAD' a Challenge to New Government," *The Irrawaddy*, February 1, 2016. http://www.irrawaddy.com/burma/burmas-all-powerful-gad-a-challenge-to-new-government.html

Weng, Lawi, "Questions Raised Over Thai Backed Coal Power Plant in Mon State," *The Irrawaddy*, February 1, 2016. http://www.irrawaddy.com/burma/questions-raised-over-thai-backed-coal-power-plant-in-mon-state.html

Tisdall, Simon, "Task Cut Out for Myanmar's Politicians," *Gulf News*, February, 3, 2016. http://gulfnews.com/opinion/thinkers/task-cut-out-for-myanmar-s-politicians-1.1665204

Coonan, Clifford, "Can Suu Kyi Fix Mayanmar?," *The Irish Times*, February 6, 2016. http://www.irishtimes.com/news/world/asia-pacific/can-suu-kyi-fix-myanmar-1.2524075

The Wire Staff, "In the Shadow of the Rohingyas of Mayanmar," *The* Wire, February 6, 2016. http*://thewire.in/2016/02/06/in-the-shadow-of-the-rohingyas-of-myanmar-20988/*

Davis, Anthony, "Myanmar's Military and its Proxy Armies," *Bangkok Post*, February 7, 2016. http://www.irrawaddy.com/burma/questions-raised-over-thai-backed-coal-power-plant-in-mon-state.html

Martov, Sheamus, 'With Mining Law Changes, Are Foreign Firms Set to Dig In?" *The Irrawaddy*, February 7, 2016. http*://www.irrawaddy.com/business/with-mining-law-changes-are-foreign-firms-set-to-dig-in.html*

Jimenez, Marina, 'Save the Slaves, Save the Environment," *The Toronto Star*, February 8, 2016. http://www.thestar.com/news/world/2016/02/08/save-the-slaves-save-the-environment.html

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 15, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of the International Brotherhood of Teamsters General Fund et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Chevron Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the International Brotherhood of Teamsters General Fund, the Ursuline Sisters of Tildonk, U.S. Province and the Fonds de solidarité des travailleurs du Québec (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **BE IT RESOLVED:**
>
> The shareholders request the Board to make available a report in 2016, omitting proprietary information and at reasonable cost, consistent with the full scope and contents outlined in the U.S. State Department's *Reporting Requirements on Responsible Investment in Burma* on Chevron's operations in Burma.

A copy of the Proposal, the supporting statements and related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Alternatively, if the Staff does not concur with exclusion of the Proposal pursuant to Rule 14a-8(i)(10), we believe the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and respectfully request that the Staff concur in our view that the Proposal may properly be excludable pursuant to Rule 14a-8(i)(3).

BACKGROUND

Regulations adopted by the Department of Treasury's Office of Foreign Assets Control state that "[a]ny U.S. person engaging in new investment in Burma pursuant to this section must report to the Department of State in compliance with the requirements set forth in the Department of State's 'Reporting Requirements on Responsible Investment in Burma' . . . ." (the "Burma OFAC Rules").[1]

The Reporting Requirements on Responsible Investment in Burma (the "Reporting Requirements")[2] require U.S. individuals and entities to file up to three reports related to these new investments in Burma:

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1 *See* 31 C.F.R. § 537.530(b) (2016).

2 *Available at*: http://www.humanrights.gov/wp-content/uploads/2013/05/responsible-investment-reporting-requirements-final.pdf.

1. **Notice of New Investments**: Any "U.S. person undertaking new investment pursuant to an agreement, or pursuant to the exercise of rights under such an agreement, that is entered into with the Myanma Oil and Gas Enterprise (MOGE)" must notify the U.S. State Department of such investment (the "MOGE Investment Notification") within 60 days via email.

2. **Annual Reports**: In addition, any U.S. person whose aggregate investment in Burma exceeds $500,000 must prepare two annual reports: a version made available to the U.S. Government (the "Government Report") and a version made available to the public (the "Public Report").

   a. The Government Report must include information on: (1) name of the submitter; (2) a point of contact for public inquiries regarding the report; (3) an overview of operations in Burma; (4) policies and procedures on due diligence regarding operational impacts on human rights, worker rights and/or the environment, anti-corruption, community and stakeholder engagement, hearing grievances from employees and local communities, and global corporate social responsibility, all as they relate to the submitter's operations and supply chain in Burma; (5) arrangements with security service providers; (6) information regarding the purchase, use or lease of land or other real property; (7) information on payments to certain governmental or administrative entities with governmental authority over the submitter's investment activities in Burma; (8) contact information for the report drafter; (9) information about communications with military groups; and (10) information regarding risks and risk prevention and mitigation steps relating to human rights, worker rights, anti-corruption, and/or environmental issues.

   b. The Public Report[3] must include information on questions (1)-(7) above and an acknowledgement that the submitter understands that the report will be made public. The Reporting Requirements state that Questions (8) through (10) above "do not need to be included in the Public Report" but may be included "if the submitter so chooses."

   c. The Reporting Requirements also direct companies completing the Annual Reports to additional materials. For example, footnote 9 states that a separate document—

[3] Public Reports submitted to the U.S. State Department pursuant to the Reporting Requirements are made publicly available at http://burma.usembassy.gov/reporting-requirements.html.

"IFC Performance Standard 5"—contains guidance for companies reporting about the purchase, use or lease of land or other real property.[4] The Reporting Requirements additionally cite in the footnotes six other documents amassing over 260 pages that provide additional guidance to reporting companies, including the United Nations Guiding Principles on Business and Human Rights (footnote 1), the OECD Guidelines for Multinational Enterprises (footnote 2), the Good Practice Handbook for Companies Doing Business in Emerging Markets (footnote 4) and Voluntary Principles on Security and Human Rights (footnote 8).

d. Finally, the Appendix[5] to the Reporting Requirements includes links to seventeen additional documents amassing over 550 additional pages that "may be useful for establishing the types of policies and procedures referenced" in the Reporting Requirements.

The Reporting Requirements state that the Annual Reports must be made available no later than "180 days after the $500,000 threshold is reached" and thereafter by July 1st of each year.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." As discussed below, in applying this standard, the Staff considers whether a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of the proposal. The essential objective of the Proposal is that the Company issue a report in 2016, "consistent with the full scope and contents outlined in the [Reporting Requirements]," on its operations in Burma. As discussed below, the Burma OFAC Rules already require the Company to issue its first Annual Reports pursuant to the Reporting Requirements in April 2016, which is before the 2016 Annual Meeting of Stockholders. Accordingly, as a result of this mandate,

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4 The International Finance Corporation's Performance Standard 5 (Land Acquisition and Involuntary Settlement) includes detailed information, including 25 requirements to satisfy the Performance Standard. *Available at* http://www.ifc.org/wps/wcm/connect/3d82c70049a79073b82cfaa8c6a8312a/PS5_English_2012.pdf?MOD=AJPERES.

5 *Available at*: http://www.humanrights.gov/wp-content/uploads/2013/06/burma-reporting-requirements-appendix-updated.pdf.

we believe the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10).

A. Rule 14a-8(i)(10) Background

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998).

In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (concurring in the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modifications and clarifications).

B. The Burma OFAC Rules And The Reporting Requirements Substantially Implement The Proposal

The Proposal asks that the Company "make available" a report in 2016 that describes its operations in Burma in a manner "consistent with the full scope and contents outlined in the U.S. State Department's *Reporting Requirements on Responsible Investment in Burma*," which are discussed above. This objective is substantially implemented by the Burma OFAC Rules mandating the Company's compliance in 2016 with the Reporting Requirements. *See* 31 C.F.R. § 537.530(b) (2016).

Pursuant to the Reporting Requirements, the Company already "made available" the MOGE Investment Notification to the U.S. State Department in April 2015 following its qualifying new investment. Under the Reporting Requirements, the Company must—and will—submit its first Annual Reports (consisting of the Government Report and the Public Report) in April 2016 (in advance of the 2016 Annual Meeting of Stockholders in May 2016). As set forth in the Reporting Requirements, the Government Report will respond to questions (1)-(10) discussed in the Background section above, and the Public Report will respond to questions (1)-(7) as well as include an acknowledgement that the submitter understands that the report will be made public, as discussed in the Background section above. Consistent with the Reporting Requirements, the Company's Public Report is not expected to include information on questions (8)-(10). Failure to comply with the Reporting Requirements would violate the Burma OFAC Rules.

As a result, the Burma OFAC Rules implement the Proposal as the Company must "make available" in 2016 reports on "Chevron's operations in Burma" that are "consistent with the full scope and contents outlined in the U.S. State Department's *Reporting Requirements on Responsible Investment in Burma*." Moreover, the Company has substantially implemented the Proposal even though the Public Report is not expected to include information responsive to questions (8)-(10), because omitting them from the Public Report is consistent with the "full scope and contents outlined in the [Reporting Requirements]," which state that such information "do[es] not need to be included in the Public Report." Further, such information will be set forth in the Government Report that the Company will "make available" to the U.S. State Department.

The Staff previously has concurred with exclusion under Rule 14a-8(i)(10) where federal regulations mandated the disclosure requested by a proposal. *See Wal-Mart Stores, Inc.* (avail. Mar. 28, 2007). In *Wal-Mart*, the proponent requested that the company prepare a separate report on its executive compensation consultants, including disclosure of the entity that retained the consultants, any non-compensation-related services provided by such consultants in the past five years, and any company policies and procedures regarding non-compensation-related services provided by such consultants. In its no-action request, the company noted that, while the requested report had not then been issued, the Proposal's request would be substantially implemented by disclosure in the company's 2007 proxy materials that was required pursuant to Item 407(e) of Regulation S-K. As a result, the company argued, "by the time the shareholders would first see the [p]roposal were it included in the [Company's] 2007 Proxy Materials, the [p]roposal would be rendered completely moot by the disclosure contained in those proxy materials."

The circumstances supporting exclusion of the proposal in *Wal-Mart* are virtually identical to those at issue with the Proposal. In this regard, the Burma OFAC Rules already mandate the requested report from the Company in 2016. Specifically, pursuant to the Reporting Requirements, the Company must make available no later than April 2016 (which is before the 2016 Annual Meeting of Stockholders where the Proposal would be voted on) the related Government Report and Public Report, which (as discussed above) will encompass the "full scope and contents outlined in the [Reporting Requirements]." Accordingly, we believe that the Proposal has been substantially implemented, and we request that the Staff concur that the Proposal may be excluded from the 2016 Proxy Materials under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

A. Rule 14a-8(i)(3) Background

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a 8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a 8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of stockholder proposals—just like the Proposal—that reference a particular set of external guidelines but fail to sufficiently describe or explain the substantive provisions of those guidelines. *See, e.g.*, *Chevron Corp.* (avail. Mar. 15, 2013) (concurring with the exclusion of a proposal that requested that the board adopt a policy that the board's chairman be "an independent director according to the definition set forth in the New York Stock Exchange listing standards" but failed to describe or explain the substantive provisions of the standard); *Dell Inc.* (avail. Mar. 30, 2012) (permitting exclusion of a proposal to include certain stockholder-named director nominees in company proxy statements, including any nominee named by "shareholders of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements").

Moreover, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Under these standards, the Proposal is so vague and indefinite as to be misleading and therefore is excludable under Rule 14a-8(i)(3) for the reasons discussed below.

B. Analysis

The Proposal is vague and indefinite in numerous respects. First, the Proposal does not adequately describe the voluminous and highly complex Reporting Requirements. The Proposal requests a report "consistent with the full scope and contents outlined in the U.S. State Department's *Reporting Requirements on Responsible Investment in Burma* on Chevron's operations in Burma." However, as described in the Background section above, the Reporting Requirements and the Appendix materials cite to 24 external documents, amassing a total of over 800 pages. While the Proposal generally states that the Reporting Requirements require the Company to address "human rights concerns, security arrangements, and other risks of doing business in Burma," that does not adequately describe the subject matters covered and details set forth in all of those materials. For example, no mention is made in the Proposal of the Reporting Requirements' questions regarding the purchase, use or lease of land or other real property in Burma or the military communications between the submitter and the armed forces of Burma. Nor does the Proposal reflect the 25 requirements set forth in the International Finance Corporation's Performance Standard 5 (Land Acquisition and Involuntary Settlement), which are cited in the Reporting Requirements as guidance for reporting companies.

In addition, the Proposal fails to convey to stockholders that the Reporting Requirements incorporate numerous additional documents. Although the Reporting Requirements are set forth in a six-page document, the Proposal's reference to "the full scope and contents outlined in the [Reporting Requirements]" and the references in the Reporting Requirements to the Appendix logically mean that the Proposal includes the documents cited in the footnotes and Appendix. These include the United Nations Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, the Good Practice Handbook for Companies Doing Business in Emerging Markets and Voluntary Principles on Security and Human Rights. Thus, in order to understand exactly how the Reporting Requirements must be interpreted and applied in order to produce the requested report, stockholders and the Company would need to become familiar with the relevant portions of each cited document. Without any description of the cited external documents or even references to their existence, stockholders will not understand the Proposal's request for a report on the "full scope and contents outlined in the [Reporting Requirements]." Moreover, to the extent that the Proposal is not intended to incorporate these numerous additional documents, the reference to "full scope and contents outlined in the [Reporting Requirements]" is vague and indefinite.

The Staff has concurred with the exclusion of a variety of stockholder proposals pursuant to Rule 14a-8(i)(3) that, like the Proposal, rely upon a reference to a particular set of external guidelines but fail to sufficiently describe or explain the substantive provisions of the external guidelines. For example, the Proposal is similar to the stockholder proposal in *Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011), where the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting "a report . . . on the community and environmental impact of [the company's] logistics decisions, using guidelines from the Global Reporting Initiative." The company argued that the proposal was vague and indefinite because it did not adequately describe the "highly complex" guidelines or the "additional descriptive materials on the [Global Reporting Initiative] website" relating to the guidelines. The Staff agreed that the company could exclude the proposal, noting "in particular [the company's] view that the proposal does not sufficiently explain the 'guidelines from the Global Reporting Initiative' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *The Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion of a proposal as vague and indefinite where the proposal requested the establishment of a board committee that "will follow the Universal Declaration of Human Rights" but the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Johnson & Johnson (Gen. Bd. of Pension and Health Benefits of the United Methodist Church et al.)* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations); *Alcoa Inc.* (avail. Dec. 24, 2002) (excluding a proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards as "vague and indefinite"); *Occidental Petroleum Corp.* (avail. Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with the 'Voluntary Principles on Security and Human Rights,'" where the proposal failed to adequately summarize the external standard despite referring to some, but not all, of the standard's provisions); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring in reliance on Rule 14a-8(i)(3) in the exclusion of a stockholder proposal requesting implementation of the "SA8000 Social Accountability Standards").

Moreover, it is unclear which aspects of the Reporting Requirements the Proposal intends to be included in the requested report. As described in the Background section above, there are two separate Reporting Requirements: the MOGE Investment Notification and the Annual Reports. Moreover, the Annual Reports include the Government Report and the Public Report. Each of these reports involves answering some combination of the questions described above. While the Proposal states that, after omitting proprietary information, the Company should issue "a report" on "the full scope and contents outlined in the [Reporting Requirements]," this statement does not provide stockholders with an understanding of whether the report that is requested is the MOGE Investment Notification, the Government Report, the Annual Report, all three or some combination of them.

In addition, the Proposal offers no guidance about whether the "full scope" of the Reporting Requirements requires including the three additional items that "do not need to be included in the Public Report." As a result, it is unclear which informational requirements apply to the requested report. This is further complicated by the request that the Company "make available" the requested report, as the Proposal doesn't identify to whom the requested report should be "made available." For example, one interpretation of that language is that answers to questions (8) through (10) "do not need to be included in the Public Report" because the Company will also "make available" the Government Report (that will include answers to those questions) to the U.S. State Department.

The Staff frequently has concurred that a proposal is excludable under Rule 14a-8(i)(3) where it "may be subject to differing interpretations" since "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988). For example, in *General Motors Corp.* (avail. Apr. 2, 2008), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that executive pensions be adjusted pursuant to a formula that was based on changes compared to "the six year period immediately preceding commencement of GM's restructuring initiatives," where the company argued that shareholders would not know what six year period was contemplated under the proposal, in light of the company having undertaken several "restructuring initiatives." Similarly, in *Northrop Corp.* (avail. Mar. 2, 1990), the Staff concurred with the exclusion of a proposal that requested the immediate "appointment" of a "qualified outside director" meeting a number of particular qualifications. The company argued that appointing a director could be accomplished in a number of different manners and that because the proposal provided no guidance, the company would be unable to determine which of the alternative actions implied by the proposal would be required. The Staff concurred, noting that "the proposal does not specify which corporate actions, from among a number of legally possible alternatives, would be chosen to effect the 'appointment' of the 'qualified outside director.'" Likewise, the Proposal is susceptible to multiple interpretations because, as discussed above, the Proposal is unclear regarding which aspects of the Reporting Requirements the Proposal intends to be included in the requested report given that the Reporting Requirements mandate up to three separate reports with different informational requirements that could apply, including the three additional items that "do not need to be included in the Public Report" but may be included "if the submitter so chooses." Thus, like the proposals in *General Motors* and *Northrop*, the Proposal is excludable under Rule 14a-8(i)(3) since the Company and its stockholders can easily interpret the Proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

Thus, consistent with Staff precedent, because the Proposal fails to adequately describe the voluminous and highly complex Reporting Requirements, and fails to describe which aspects of the Reporting Requirements the Proposal intends to be included in the requested report, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal given that they will be unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. In this respect, the Proposal's reference to the Reporting Requirements is no more informative to stockholders than the reference in *Exxon* to the "guidelines from the Global Reporting Initiative." Moreover, it is unclear which aspects of the Reporting Requirements the Proposal intends to be included in the requested report. Accordingly, we believe the Proposal is impermissibly vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Christopher A. Butner, the Company's Assistant Secretary and Managing Counsel, Securities/Corporate Governance, at (925) 842-2796.

Sincerely,

Elizabeth Ising / KLR

Elizabeth A. Ising

Enclosures

cc: Christopher A. Butner, Chevron Corporation
Ken Hall & Louis Malizia, International Brotherhood of Teamsters General Fund
Valerie Heinonen, o.s.u., Ursuline Sisters of Tildonk, U.S. Province
Kevin Thomas, Shareholder Association for Research and Education o/b/o Fonds de solidarité des travailleurs du Québec

102048643.9.DOC

Exhibit A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 8, 2015

MAF
DEC 10 2015

BY FACSIMILE: 925.842.6047
BY UPS GROUND

Mary A. Francis, Esq., Corporate Secretary
& Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Francis:

I hereby submit the enclosed resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2016 Annual Meeting.

The General Fund has owned 60 shares of Chevron Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at (202) 624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

WHEREAS:

Chevron, in partnership with Total, the Petroleum Authority of Thailand, and Myanmar Oil and Gas Enterprise (MOGE), holds equity in one of the largest investment projects in Burma (Myanmar): the Yadana gas-field and pipeline that transports gas to Thailand, generating billions of dollars for the Burmese regime.

In March 2015, Chevron entered into a new, additional Production Sharing Contract (PSC) with MOGE to explore for oil and gas in the Rakhine Basin. Chevron will be the operator of the block with a 99 percent interest.

Chevron has thus far not submitted a report to the U.S. Department of State as set forth in the Department of State's *Reporting Requirements on Responsible Investment in Burma*. Companies with new investments in Burma are expected to prepare these reports. Such a report is part of the U.S. government's efforts to encourage and assist U.S. companies to develop robust policies and procedures to address a range of impacts resulting from their investments and operations in Burma. These public reports also empower civil society to take an active role in monitoring investment in Burma and to work with companies to promote investments that will enhance broad-based development and reinforce political and economic reform.

These reports address human rights concerns, security arrangements, and other risks of doing business in Burma.

Following the Burmese military's multiple crackdowns on and imprisonment of pro-democracy and human rights activists, Chevron has faced negative publicity, consumer boycotts, and operational risks concerning its investment in Burma. The Yadana project itself has been the focus of multi-million dollar lawsuits against its prior owners over reports egregious human rights abuses by Burmese troops employed to secure the Yadana pipeline area, including forcible relocation of villagers and use of forced labour when its pipeline was being constructed.

Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy, stated in June, 2012, that MOGE "The Myanmar Oil and Gas Enterprise (MOGE)... with which all foreign participation in the energy sector takes place through joint venture arrangements, lacks both transparency and accountability at present."

In July 2012, U.S. lawmakers, including Senators John McCain and Joseph Lieberman, said, "We share Aung San Suu Kyi's concerns that MOGE's operations lack transparency, that it remains overly influenced by the Burmese military, and that the large amounts of foreign investment flowing into MOGE are not sufficiently accountable to the Burmese people or its parliament."

BE IT RESOLVED:

The shareholders request the Board to make available a report in 2016, omitting proprietary information and at reasonable cost, consistent with the full scope and contents outlined in the U.S. State Department's *Reporting Requirements on Responsible Investment in Burma* on Chevron's operations in Burma.

SUPPORTING STATEMENT:

Chevron's twenty years of investments and operations in Burma have exposed the company to significant operational, reputational, and legal risks. To mitigate these risks, shareholders expect Chevron to meet high standards of transparency and responsibility regarding its investments and operations in Burma.

amalgamated bank

MAF
DEC 10 2015

December 8, 2015

Ms. Mary A. Francis, Esq., Corporate Secretary
& Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

RE: Chevron Corporation - Cusip #166764100

Dear Ms. Francis:

Amalgamated Bank is the record owner of 60 shares of common stock (the "Shares") of Chevron Corporation, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16*** The International Brotherhood of Teamsters General Fund has held the Shares continuously since 06/01/2006 and intends to hold the shares through the 2016 shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4974.

Very truly yours,

Suzette Spooner
Vice President

cc: Louis Maliza

From:	Valerie Heinonen, o.s.u.
To:	Corporate Governance Correspondence
Subject:	[**EXTERNAL**] Ursuline Sisters of Tildonk, U.S. Province resolution (Burma)
Date:	Wednesday, December 09, 2015 8:50:32 AM
Attachments:	Chevron Burma Hmn Rts osu 12-9-15.doc Chevron Burma resolution final 2016.rtf

Dear Ms. Francis:

Attached are the filing letter and shareholder resolution addressing reporting on Burma from the Ursuline Sisters of Tildonk. It is our intention to cofile with the Teamsters (Louis Malizia, representing).

Thank you for your attention.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Ursuline Sisters of Tildonk, U.S. Pronvince

205 Avenue C #10E
NY, NY 10009
212 674 2542
vheinonen@mercyinvestments.org
heinonenv@juno.com

WHEREAS:
Chevron, in partnership with Total, the Petroleum Authority of Thailand, and Myanmar Oil and Gas Enterprise (MOGE), holds equity in one of the largest investment projects in Burma (Myanmar): the Yadana gas-field and pipeline that transports gas to Thailand, generating billions of dollars for the Burmese regime.

In March 2015, Chevron entered into a new, additional Production Sharing Contract (PSC) with MOGE to explore for oil and gas in the Rakhine Basin. Chevron will be the operator of the block with a 99 percent interest.

Chevron has thus far not submitted a report to the U.S. Department of State as set forth in the Department of State's *Reporting Requirements on Responsible Investment in Burma.* Companies with new investments in Burma are expected to prepare these reports. Such a report is part of the U.S. government's efforts to encourage and assist U.S. companies to develop robust policies and procedures to address a range of impacts resulting from their investments and operations in Burma. These public reports also empower civil society to take an active role in monitoring investment in Burma and to work with companies to promote investments that will enhance broad-based development and reinforce political and economic reform.

These reports address human rights concerns, security arrangements, and other risks of doing business in Burma.

Following the Burmese military's multiple crackdowns on and imprisonment of pro-democracy and human rights activists, Chevron has faced negative publicity, consumer boycotts, and operational risks concerning its investment in Burma. The Yadana project itself has been the focus of multi-million dollar lawsuits against its prior owners over reports egregious human rights abuses by Burmese troops employed to secure the Yadana pipeline area, including forcible relocation of villagers and use of forced labour when its pipeline was being constructed.

Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy, stated in June, 2012, that MOGE "The Myanmar Oil and Gas Enterprise (MOGE) ... with which all foreign participation in the energy sector takes place through joint venture arrangements, lacks both transparency and accountability at present."

In July 2012, U.S. lawmakers, including Senators John McCain and Joseph Lieberman, said, "We share Aung San Suu Kyi's concerns that MOGE's operations lack transparency, that it remains overly influenced by the Burmese military, and that the large amounts of foreign investment flowing into MOGE are not sufficiently accountable to the Burmese people or its parliament."

BE IT RESOLVED:
The shareholders request the Board to make available a report in 2016, omitting proprietary information and at reasonable cost, consistent with the full scope and contents outlined in the U.S. State Department's *Reporting Requirements on Responsible Investment in Burma* on Chevron's operations in Burma.

SUPPORTING STATEMENT:
Chevron's twenty years of investments and operations in Burma have exposed the company to significant operational, reputational, and legal risks. To mitigate these risks, shareholders expect Chevron to meet high standards of transparency and responsibility regarding its investments and operations in Burma.

UT UNUM SINT

Ursuline Sisters of Tildonk

United States Province

December 9, 2015

Mary A. Francis, Corporate Secretary and Chief Governance Officer corpgov@chevron.com
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Francis:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am authorized to submit the following resolution, which requests the Board to make available a report in 2016 consistent with the full scope and contents outlined in the U.S. State Department's *Reporting Requirements on Responsible Investment in Burma* on Chevron's operations in Burma, filed for inclusion in the 2016 proxy statement under Rule 14 a-8 of General Rules and Regulations of the Securities Exchange Act of 1934.

The Ursuline Sisters of Tildonk believe that corporations must review human rights policies, corporate values and business standards to ensure that human, environmental and governance impacts of all corporate operations are addressed. For this reason, we are requesting a report which is in compliance with *Reporting Requirements on Responsible Investment in Burma.*

The Ursuline Sisters of Tildonk is the beneficial owner of at least $2000 worth of shares of Chevron stock. Verification of ownership from a DTC participating bank will follow. We have held shares for at least one year and will continue to hold the stock through the date of the annual shareowners' meeting to be present in person or by proxy. The Ursuline Sisters of Tildonk is filing with the International Brotherhood of Teamsters General Fund, the lead filer. We agree that the Teamsters, through Louis Malizia, Assistant Director, Capital Strategies, is the contact for this resolution. He may be reached at 202 624 6930.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Ursuline Sisters of Tildonk, U.S. Province
205 Avenue C, NY NY 10009
heinonenv@juno.com

MAF

DEC 11 2015

SHARE
SHAREHOLDER ASSOCIATION
for RESEARCH & EDUCATION

www.share.ca

Suite 1200, 1166 Alberni Street, Vancouver, BC V6E 3Z3 Canada T 604 408.2456 F 604 408.2525

FAX

To:	Ms. Lydia Beebe **Corporate Secretary and Chief Governance Officer** Chevron Corporation	From:	Kevin Thomas, Director of Shareholder Engagement, SHARE
Fax Number:	1-925-842-6047	Date:	December 10, 2015
		Pages:	5 (including fax cover)

MAF

DEC 11 2015

FONDS de solidarité FTQ

545, boulevard Crémazie Est
Bureau 200
Montréal (Québec) H2M 2W4
Tél. : 514 383-8383
1 800 361-5017
Téléc. : 514 383-2502
www.fondsftq.com

December 10, 2015

Ms. Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road,
San Ramon, CA 94583-2324

Re: Shareholder Proposal for Circulation at 2016 Annual General Meeting (AGM)

Dear Ms. Beebe:

On behalf of the Fonds de solidarité des travailleurs du Québec (FTQ) (the "Fonds"), I am writing to give notice that pursuant to the 2015 Proxy Statement of Chevron Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Fonds intends to present the attached proposal (the "Proposal") at the 2016 annual meeting of shareholders (the "Annual Meeting"). We are co-filing this Proposal with lead filer The International Brotherhood of Teamsters General Fund.

Attached is documentation from RBC Investor & Treasury Services confirming that the Fonds is the beneficial owner of 84 000 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fonds intends to continue its ownership of the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fonds or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fonds has no "material interest" other than that believed to be shared by stockholders of the Company generally.

We hereby request that the proposal and the enclosed supporting statement be included in, or attached to, the management proxy circular to be issued in respect of the 2016 Annual Meeting for consideration by shareholders. We further request that the proposal be identified on the Annual Meeting's form of proxy as a matter to be voted for or against by the beneficial and registered shareholders of the Company.

Please direct all questions and correspondence regarding the Proposal to Kevin Thomas, Director of Shareholder Engagement, at the Shareholder Association for Research and Education, at:

SHARE - Shareholder Association for Research & Education
Box 11171, Royal Centre, 26th Floor, 1055 West Georgia Street, Vancouver, BC, Canada V6E 3R5
tel: 416-992-5392 e-mail: kthomas@share.ca

Sincerely,

Mario Tremblay
Vice-President, Public and Corporate Affairs

RBC Investor & Treasury Services

Fonds de Solidarité des Travailleurs du Québec (FTQ):
545 boul.Crémazie East
Montreal QC H2M 2W4

Thursday, December 10, 2015

RE: CHEVRON CORPORATION

Dear Sirs

ISIN: US1667641005
CUSIP: 166764100

To Whom It May Concern:

Please be advised that we wish to confirm 64,000 shares of the above security were continuously beneficially owned by the Fonds de Solidarité des Travailleurs du Québec for a period of one year (from 09/12/2014 to 10/12/2015), and held in the name of **RBC Toronto –Client Account** ***FISMA & OMB Memorandum M-07-16 *** **through DTC ID 6325 ABNY** ***FISMA & OMB Memorandum M-07-16 ***

Fonds de Solidarité des Travailleurs du Québec has the authority to vote these shares at the upcoming 2016 annual general meeting of shareholders on the condition that they are still holding these shares as of the meeting record date.
Please do not hesitate to contact me if you have any questions.

Sincerely,

Mohammed Liani
Client Manager
***FISMA & OMB Memorandum M-07-16 ***
mohammed.liani@rbc.com

WHEREAS:

Chevron, in partnership with Total, the Petroleum Authority of Thailand, and Myanmar Oil and Gas Enterprise (MOGE), holds equity in one of the largest investment projects in Burma (Myanmar): the Yadana gas-field and pipeline that transports gas to Thailand, generating billions of dollars for the Burmese regime.

In March 2015, Chevron entered into a new, additional Production Sharing Contract (PSC) with MOGE to explore for oil and gas in the Rakhine Basin. Chevron will be the operator of the block with a 99 percent interest.

Chevron has thus far not submitted a report to the U.S. Department of State as set forth in the Department of State's *Reporting Requirements on Responsible Investment in Burma*. Companies with new investments in Burma are expected to prepare these reports. Such a report is part of the U.S. government's efforts to encourage and assist U.S. companies to develop robust policies and procedures to address a range of impacts resulting from their investments and operations in Burma. These public reports also empower civil society to take an active role in monitoring investment in Burma and to work with companies to promote investments that will enhance broad-based development and reinforce political and economic reform.

These reports address human rights concerns, security arrangements, and other risks of doing business in Burma.

Following the Burmese military's multiple crackdowns on and imprisonment of pro-democracy and human rights activists, Chevron has faced negative publicity, consumer boycotts, and operational risks concerning its investment in Burma. The Yadana project itself has been the focus of multi-million dollar lawsuits against its prior owners over reports of egregious human rights abuses by Burmese troops employed to secure the Yadana pipeline area, including forcible relocation of villagers and use of forced labour when its pipeline was being constructed.

Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy, stated in June, 2012, that MOGE "The Myanmar Oil and Gas Enterprise (MOGE)... with which all foreign participation in the energy sector takes place through joint venture arrangements, lacks both transparency and accountability at present."

In July 2012, U.S. lawmakers, including Sens. John McCain and Joseph Lieberman, said, "We share Aung San Suu Kyi's concerns that MOGE's operations lack transparency, that it remains overly influenced by the Burmese military, and that the large amounts of foreign investment flowing into MOGE are not sufficiently accountable to the Burmese people or its parliament."

BE IT RESOLVED

The shareholders request the Board to make available a report in 2016, omitting proprietary information and at reasonable cost, consistent with the full scope and contents outlined in the U.S. State Department's *Reporting Requirements on Responsible Investment in Burma* on Chevron's operations in Burma.

SUPPORTING STATEMENT

Chevron's twenty years of investments and operations in Burma have exposed the company to significant operational, reputational, and legal risks. To mitigate these risks, shareholders expect Chevron to meet high standards of transparency and responsibility regarding its investments and operations in Burma.

491 words